



05006953

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

RECEIVED
2005 APR -4 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Paris, March 24, 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated March 24, 2005, concerning the acquisition of 100% of the capital of Zexel Valeo Climate Control Corporation (ZVCC) and Valeo Zexel China Climate Control (VZCCC).

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
APR 0 5 2005
THOMSON
FINANCIAL

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71



Communiqué de presse
Press release

Valeo acquires 100% of the capital of Zexel Valeo Climate Control Corporation (ZVCC) and Valeo Zexel China Climate Control (VZCCC)

05.07

Paris, France, March 24, 2005 - Valeo today announced that it has signed an agreement for the acquisition of all the shares - held by Bosch Automotive Systems Corp. (Japan) - in its subsidiaries ZVCC and VZCCC, representing respectively 50% and 40% of the share capital and voting rights.

At completion, Valeo will control 100% of the capital and voting rights of these two companies. ZVCC and VZCCC are part of the Valeo Thermal Systems Activity which develops, manufactures and sells systems for heating, ventilation and air conditioning.

This market is expected to grow for all types of vehicle. Carmakers and drivers are increasingly interested by such systems which improve the quality of the air in the vehicle and are energy-efficient. Valeo Thermal Systems Activity is one of the worldwide leaders in this business.

This acquisition, for a total of 103,5 million euros, will be financed through the Group's cash reserves.

ZVCC and VZCCC were created respectively by Valeo and Bosch Automotive Systems Corp. in 2000 and 2001.

The transaction is subject to regulatory approvals and will be completed from the second quarter of 2005.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 129 plants, 65 R&D centers, 9 distribution platforms and employs 67,300 people in 26 countries worldwide.

Press/Investors relations contacts :
Kate Philipps, + 33 1 40 55 20 65

Rémy Dumoulin, + 33 1 40 55 29 30